BRITISH COLUMBIA
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Number: BC0172753

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ALDERON RESOURCE CORP. changed its name to ALDERON IRON ORE CORP. on September 30, 2011 at 02:06 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On September 30, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada